                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549

                                 SCHEDULE 13D

                     UNDER SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 16 )

                         Food Technology Service, Inc.
                          (formerly Vindicator, Inc.)
--------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Shares, $0.01 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   927341107
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                                (CUSIP Number)

                            David L. Nicholds, Esq.
                               MDS Nordion Inc.
                                447 March Road
                        Kanata, Ontario, Canada K2K 1X8
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                              SEPTEMBER 30, 2001

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            (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a pervious statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 13 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.    927341107            SCHEDULE 13D        PAGE   1   OF   5   PAGES
          ---------------                                  -----    -----

   (1)   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON.

         MDS Nordion Inc. (formerly Nordion International Inc.)
         -----------------------------------------------------------------------

   (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*.              (A) [ ]
                                                                         (B) [ ]
         -----------------------------------------------------------------------

   (3)   SEC USE ONLY

         -----------------------------------------------------------------------

   (4)   SOURCE OF FUNDS*

         WC & Affiliate
         -----------------------------------------------------------------------

   (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E).                                                 [ ]

         -----------------------------------------------------------------------

   (6)   CITIZENSHIP OR PLACE OF ORGANIZATION.

         Ontario, Canada
         -----------------------------------------------------------------------

 NUMBER OF                 (7)      SOLE VOTING POWER:
  SHARES
BENEFICIALLY               -----------------------------------------------------
 OWNED BY                  (8)      SHARED VOTING POWER: 6,261,202
   EACH
 REPORTING                 -----------------------------------------------------
PERSON WITH                (9)      SOLE DISPOSITIVE POWER:

                           -----------------------------------------------------
                           (10)     SHARED DISPOSITIVE POWER: 6,261,202

                           -----------------------------------------------------

  (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

         6,261,202
         -----------------------------------------------------------------------

  (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
         -----------------------------------------------------------------------

  (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.2%

         -----------------------------------------------------------------------

  (14)   TYPE OF REPORTING PERSON*     CO

         -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.    927341107            SCHEDULE 13D        PAGE   1   OF   5   PAGES
          ---------------                                  -----    -----

   (1)   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON.

         Laboratoires MDS Quebec Ltee
         -----------------------------------------------------------------------

   (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*.              (A) [ ]
                                                                         (B) [ ]
         -----------------------------------------------------------------------

   (3)   SEC USE ONLY

         -----------------------------------------------------------------------

   (4)   SOURCE OF FUNDS*

         Affiliate

         -----------------------------------------------------------------------

   (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E).                                                 [ ]

         -----------------------------------------------------------------------

   (6)   CITIZENSHIP OR PLACE OF ORGANIZATION.

         Quebec, Canada
         -----------------------------------------------------------------------

 Number of                 (7)      SOLE VOTING POWER:
  Shares
Beneficially               -----------------------------------------------------
 Owned by                  (8)      SHARED VOTING POWER: 6,261,202
   each
 Reporting                 -----------------------------------------------------
Person with                (9)      SOLE DISPOSITIVE POWER:

                           -----------------------------------------------------

                           (10)     SHARED DISPOSITIVE POWER: 6,261,202

                           -----------------------------------------------------

  (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

         6,261,202
         -----------------------------------------------------------------------

  (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [  ]

         -----------------------------------------------------------------------
  (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.2%

         -----------------------------------------------------------------------

  (14)   TYPE OF REPORTING PERSON* CO

         -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.    927341107            SCHEDULE 13D        PAGE   1   OF   5   PAGES
          ---------------                                  -----    -----

   (1)   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON.

         MDS INC.
         -----------------------------------------------------------------------

   (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*.              (A) [ ]
                                                                         (B) [ ]
         -----------------------------------------------------------------------

   (3)   SEC USE ONLY

         -----------------------------------------------------------------------

   (4)   SOURCE OF FUNDS*

         WC & Affiliate
         -----------------------------------------------------------------------

   (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E).                                                 [ ]

         -----------------------------------------------------------------------

   (6)   CITIZENSHIP OR PLACE OF ORGANIZATION.

         Ontario, Canada
         -----------------------------------------------------------------------

  NUMBER OF                (7)      SOLE VOTING POWER:
   SHARES
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 (8)      SHARED VOTING POWER: 6,261,202
EACH REPORTING
 PERSON WITH               -----------------------------------------------------
                           (9)      SOLE DISPOSITIVE POWER:

                           -----------------------------------------------------
                           (10)     SHARED DISPOSITIVE POWER: 6,261,202

                           -----------------------------------------------------

  (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

         6,261,202
         -----------------------------------------------------------------------

  (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

         -----------------------------------------------------------------------

  (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.2%

         -----------------------------------------------------------------------

  (14)   TYPE OF REPORTING PERSON* CO

         -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  SECURITY AND ISSUER.

         Shares of Common Stock, $0.01 par value

         Food Technology Service, Inc.
         502 Prairie Mine Road
         Mulberry, Florida 33860 USA

Item 2.  IDENTITY AND BACKGROUND

         N/A

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         N/A

Item 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended.

         As confirmed by letter Agreement dated May 18, 2000 (previously filed) Food Technology Service, Inc.'s ("FTSI") indebtedness to MDS Nordion Inc. ("Nordion") as at February 4, 2000 is in the amount of $963,194 (the "Debt"). The Debt is convertible into shares at the conversion rate of 70% of the closing price, on the last trade date, prior to the exercise of the conversion right. Additionally, such Letter Agreement provides that the right of conversion of interest on the Debt accruing from February 5, 2000 to January 1, 2001, into shares of FTSI, has been waived by Nordion. By letter Agreement dated November 20, 2000, Nordion has extended its waiver of the right of conversion of interest accruing on outstanding FTSI indebtedness accruing from January 1, 2001 to January 1, 2002. The decrease in FTSI's share price has given rise to an increase in the number of shares, to which Nordion would be beneficially entitled if it exercised its right of conversion of the Debt. Since the 13D Amendment 15, filed with the SEC in September 2001, (which computed the amount of beneficially owned shares based on the closing share price on August 31, 2001 i.e., 70% of $1.40 or $0.98) the closing share price of FTSI on September 30, 2001 decreased to $1.36. Seventy percent (70%) thereof corresponds to a conversion price of $0.952.

         At the close of business on September 30, 2001, Nordion beneficially owned 6,261,202 shares of stock, which constitutes approximately 55.2% of the outstanding shares of FTSI. The number of shares beneficially owned as of September 30, 2001 has been computed by aggregating (i) the number of shares that Nordion actually owns (taking into account 7,000 shares sold by Nordion in September, 2001); and (ii) the number of shares into which Nordion could elect to convert the remaining outstanding Debt on the basis of the closing price of September 30, 2001 (i.e., 70% of $1.36 or $0.952). As a result of the foregoing, the number of shares beneficially owned by Nordion increased by 21,907 shares. Pursuant to publicly available information 10,331,201 shares of Food Technology Service, Inc. were issued and outstanding on September 30, 2001.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         See Item 4.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         N/A


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Item 7.  MATERIALS TO BE FILED AS EXHIBITS

         N/A

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief the undersigned certify that the information set forth in this statement is true and correct.

Dated: October 2nd, 2001

                                    MDS NORDION INC.,


                                    By:          /s/  David L. Nicholds
                                        ----------------------------------------
                                        Name: David L. Nicholds
                                        Title: Vice President, General Counsel

                                    MDS INC.,


                                    By:          /s/  Peter E. Brent
                                        ----------------------------------------
                                        Name: Peter E. Brent
                                        Title: Senior Vice President & General
                                        Counsel

                                    LABORATOIRES MDS QUEBEC LTEE.


                                    By:          /s/ Peter E. Brent
                                        ----------------------------------------
                                        Name: Peter E. Brent
                                        Title: Vice President & Corporate
                                        Secretary